Exhibit 99.1

XORTX Therapeutics Announces Annual and Special
Meeting of Shareholders

CALGARY, AB – November 23, 2021– XORTX Therapeutics Inc. (“XORTX” or the “Company”) (TSXV: XRTX | NASDAQ: XRTX), a pharmaceutical therapeutics company focused on developing innovative therapies to treat progressive kidney disease, announces that it will hold its annual and special meeting of shareholders at 11:00 a.m. (Calgary time) on Monday, December 20, 2021 (the “Meeting”). Materials for the Meeting have been mailed to shareholders and are available on the Company’s SEDAR profile and the Company’s website.

The meeting has been called for shareholders to consider annual matters including the election of directors, re-appointment of Smythe LLP Chartered Accountants as auditors and re-approval of the Company’s 10% rolling stock option plan. The Company’s slate of directors includes Allen Davidoff, founder of XORTX and CEO, Ian Klassen, a director since 2020, recently appointed directors, William Farley and Jacqueline Le Saux, long term director, Paul Van Damme, and Raymond Pratt, MD FACP, a nominee. Bruce Rowlands will not be standing for re-election at the Meeting.

Dr. Pratt is an accomplished Physician Executive with 40 years’ experience in both clinical medicine and Nephrology. In his 25 years in the pharmaceutical industry, he has led global clinical trials, clinical pharmacology, drug safety and regulatory affairs in both large and small companies. His leadership has led to the approval of drugs for renal, hematology and CNS patients in the US and other global markets.

Dr. Allen Davidoff, President and CEO stated, “We are very pleased to have Ray Pratt agree to join the XORTX board. His training as a nephrologist, in drug development experience, and as an executive, will be an important resource for XORTX as the Company advances its clinical trials and regulatory filings and prepares for commercial program launch. On behalf of the Company and personally, we thank Bruce Rowlands for his contributions to the advancement of XORTX over the past seven years, including three year as Chairman of the Company. Bruce’s tireless efforts on behalf of the Company and our shareholders is greatly appreciated.”

Due to the impacts of the COVID-19 pandemic, governmental recommendations and/or orders for physical distancing, restrictions on group gatherings, non-essential travel and business activities, XORTX is requesting that shareholders do not attend the meeting in person. To mitigate any risks to stakeholders, employees, partners and community members, the Company will hold the Meeting by conference call. Shareholders are encouraged to cast their votes in advance by proxy.

About XORTX Therapeutics Inc.

XORTX Therapeutics Inc. is a pharmaceutical company with two clinically advanced products in development – XRx-008 for Autosomal Dominant Polycystic Kidney Disease (ADPKD), XRx-101 for Coronavirus / COVID-19 infection and XRx-225 is a pre-clinical stage program for Type 2 Diabetic Nephropathy (T2DN). XORTX is working to advance its clinical development stage products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX Therapeutics, we are dedicated to developing medications to improve the quality of life and future health of patients. Additional information on XORTX Therapeutics is available at www.xortx.com.

XORTX Therapeutics Inc. 4000, 421 – 7th Avenue SW, Calgary, Alberta, Canada T2P 4K9 T + 1 403 455 7717 | xortx .com | CSE : XRX OTCQB : XRTXF

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For further information, please contact:

Allen Davidoff, CEO	Nick Rigopulos, Director of Communications
adavidoff@xortx.com or +1 403 455 7727	nick@alpineequityadv.com or +1 617 901 0785

The TSX Venture Exchange and Nasdaq have neither approved nor disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Statements

This press release contains express or implied forward-looking statements pursuant to Canadian and U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of XORTX only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, XORTX undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting XORTX is contained in the Company’s Management’s Discussion and Analysis for the interim period ended June 30, 2020 filed on the Company’s SEDAR profile (www.sedar.com) and under the heading “Risk Factors” in XORTX’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission (“SEC”) available on the SEC’s website, www.sec.gov.